Exhibit 5

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JULY 5, 2011

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2009, filed with the SEC on September 30, 2010, as the Annual Report may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as it may be amended from time to time, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

SELECTED COLOMBIAN ECONOMIC INDICATORS

	For the Year Ended December 31,
	2006		2007		2008		2009		2010
Domestic Economy
Real GDP Growth (percent)(1)		6.7%		6.9%		3.5%		1.5%		4.3%
Gross Fixed Investment Growth (percent)(1)		18.1		14.4		9.9		(0.8)		7.1
Private Consumption Growth (percent)(1)		6.4		7.3		3.5		0.9		4.3
Public Consumption Growth (percent)(1)		5.6		6.0		3.3		3.5		4.7
Consumer Price Index(2)		4.5		5.7		7.7		2.0		3.2
Producer Price Index(2)		5.5		1.3		9.0		(2.2)		4.4
Interest Rate (percent)(3)		6.3		8.0		9.7		6.1		3.7
Unemployment Rate (percent)(4)		11.8		9.9		10.6		11.3		11.1
Balance of Payments		(millions of U.S. dollars)
Exports of Goods (FOB)(5)		$23,930		$29,381		$37,095		$32,563		$39,546
Oil and its derivatives(5)		6,328		7,318		12,204		10,254		16,483
Coffee(6)		1,461		1,714		1,883		1,543		1,884
Imports of Goods (FOB)(5)		23,975		30,088		36,320		30,510		37,508
Current Account Balance(5)		(2,988)		(6,018)		(6,923)		(5,157)		(9,032)
Net Foreign Direct Investment(5)		5,558		8,136		8,342		4,049		203
Net International Reserves		15,436		20,949		24,030		25,356		28,452
Months of Coverage of Imports (Goods and Services)		6.1		6.7		6.4		7.9		7.3
Public Finance(6)		(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue(7)	Ps.	169,154	Ps.	196,362	Ps.	193,604	Ps.	202,940	Ps.	212,912
Non-financial Public Sector Expenditures (7)	Ps.	170,485	Ps.	200,038	Ps.	189,866	Ps.	212,493	Ps.	225,722
Non-financial Public Sector Primary Surplus/(Deficit)(8)		11,679		4,295		4,298		(5,566)		413
Percent of GDP(6)		3.2%		3.0%		3.6%		(0.7)%		(0.6)%
Non-financial Public Sector Fiscal Surplus/(Deficit)		(3,162)		(4,323)		187		(12,866)		(16,878)
Percent of GDP(6)		(0.8)%		(1.0)%		0.0%		(2.5)%		(3.1)%
Central Government Fiscal Surplus/(Deficit)		(13,069)		(11,614)		(11,068)		(20,715)		(21,019)
Percent of GDP(6)		(3.4)%		(2.7)%		(2.3)%		(4.1)%		(3.8)%
Public Debt(9)
Public Sector Internal Funded Debt (billions of pesos)(10)	Ps.	124,206	Ps.	132,476	Ps.	140,935	Ps.	159,032	Ps.	183,309
Percent of GDP(1)		32.4%		30.7%		29.3%		31.3%		33.5%
Public Sector External Funded Debt (millions of dollars)(11)		$25,889		$27,923		$28,450		$33,642		$35,450
Percent of GDP(1)		15.1%		13.0%		13.3%		13.5%		12.4%

1:	Figures for 2008, 2009 and 2010 are preliminary.
2:	Percentage change over the twelve months ended December 31 of each year.

3:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
4:	Refers to the average national unemployment rates in December of each year.
5:	Figures for all years have been calculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2006 through 2010. Imports and exports of goods do not include “special trade operations.”
6:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Figures given as a percentage of GDP are calculated using 2005 as the base year for calculating constant prices.
7:	The amounts of transfers among the different levels of the consolidated non-financial public sector are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated non-financial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Recent Developments in the Republic as of July 5, 2011—Public Sector Finance.”
8:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
9:	Figures for 2009 are subject to revision. Figures for 2010 are provisional and subject to verification and revision. Exchange rates at December 31 of each year. The figures for public debt given in this table differ from those set out under “Public Sector External Funded Debt by Type” on page 13 as a result of the application of different methodologies.
10:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of more than one year, and public sector entities’ guaranteed internal debt.
11:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of more than one year.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), DANE and Consejo Superior de Política Fiscal (“CONFIS”)

Republic of Colombia

On June 20, 2010, Juan Manuel Santos was elected President of the Republic of Colombia with 69.0% of the vote. President-elect Santos assumed the office of the President on August 7, 2010.

National development plan

On April 29, 2011, Congress approved the Government’s four-year national development plan entitled “Prosperidad para Todos” or “Prosperity for All.” The plan aims to pursue the following goals:

•

Economy: the Government plans to pursue a 6% annual rate of growth. To that end, the Government plans to stimulate growth in five main sectors: infrastructure, agriculture, housing, technology and mining. Additionally, there are plans to reduce taxes in order to promote formal employment growth with the aim of achieving an unemployment rate of under 9% by 2014.

•

Security: the Government plans to continue the internal security policy implemented by the previous administration while at the same time making citizen security one of the Government’s priority objectives. To this end, the Government intends to provide better technology to the public forces in order to further support them in the fight against illegal drug-dealing activity and terrorism.

•	Commercial relationships: The Government plans to promote exports and technological development, in order to contribute to the competitiveness of domestic industry and boost foreign direct investment.

No assurance can be given that any of these goals will be achieved.

Legislative agenda

On December 29, 2010, Congress approved Law 1429 on Labor Transition to the Formal Sector. The law temporarily reduces the income tax rate for certain companies (this reduced rate increases over a period of five years until it reaches the full corporate income tax rate) and entitles certain companies to credit the amounts paid as payroll taxes. In addition, Law 1429 introduces, among others, measures to support the transition of the informal sector into the formal sector (workers that are in the formal sector are registered in the social security system and pay health and pension contributions) of the economy and encourages job creation for the vulnerable groups of society.

On December 29, 2010, Congress approved a tax regime and competitiveness law that would permit savings of 0.4% of GDP per year. The law gradually reduces the surcharges paid by industries on electrical consumption and eliminates the tax deduction for investments in productive fixed assets, among others.

On January 19, 2011, the president signed into law the Health Reform Law that provides more resources to the health system (Ps.1.5 trillion per year). The Government will contribute Ps.1.0 trillion from the national budget and other resources are expected to come from the Family Compensation Funds (a non-governmental agency that pays social security subsidies), municipalities and departments, among others. The law will also order periodic updates to the public health insurance plans in order to make them consistent with the epidemiological profile of the population, limiting and rationalizing the type of treatments and drugs that are included in the insurance plans.

On June 8, 2011, Congress passed the constitutional reform of Fiscal Sustainability. The main effect of this reform is the protection of the fundamental economic, social and cultural rights embodied in the social state and rule of law, establishing fiscal sustainability as criteria and obligating the different branches of the state to consider the implications of their decisions on macroeconomic stability.

On June 9, 2011, Congress approved the reform to the royalties system (called “Proyecto de Acto Legislativo de Reforma a las Regalías”). The main objective of this reform is to redistribute more equitably royalties received from the exploitation of natural resources among all the regions of Colombia, generate savings, promote transparent management by authorities and strengthen regional competitiveness. In general, the law requires that 40% of the royalties generated by the exploitation of natural resources be used to finance social, economic and environmental development projects in the regions based on objective criteria such as the size of the population and level of poverty.

On June 10, 2011, the President signed into law a Victims Law that aims to compensate victims of the internal conflict since 1985. The law, which uses international standards and principles, has the objective of assuring land restitution and economic compensation for the victims of the internal conflict through the support of different state institutions. The law will be effective for ten years and could be extended by the Congress.

On June 14, 2011, Congress approved the fiscal responsibility law. The main objective of this reform is to reduce gradually the fiscal deficit of the Central Government to 2.3% of GDP or less by 2014, 1.9% of GDP or less by 2018 and 1.0% of GDP or less by 2022. The fiscal responsibility law states that, in the long term, structural spending cannot exceed structural revenue by more than 1%, which is aimed at reducing the Central Government debt to GDP ratio to below 20%.

Floods

During the final months of 2010 and the first quarter of 2011, the country was affected by heavy rains and floods caused by “La Niña,” a climate phenomenon originating in the Pacific Ocean that is estimated to have resulted in costs of between Ps. 14 trillion to Ps. 16 trillion to the country. To afford the costs of the emergency and to address its effects during the period of 2011 to 2014, the Government announced a plan consisting of the creation of the Calamity Fund, which will be charged with the short-term expenditures (i.e., humanitarian aid to the affected population and aid in the areas of health, education and housing, among others) and the creation of the Adaptation Fund, which will be charged with the long-term expenditures in reconstruction and adaptation of the infrastructure damaged by the floods. The Calamity Fund, expected to amount to approximately Ps. 6.3 trillion, will be financed through the expansion of the tax base of the wealth tax, the suspension of the gradual elimination of the tax on financial transactions between 2011 and 2014 and from the remainder of FOREC (Fund for the Reconstruction of the Coffee Growing Region after the 1999 earthquake). The Adaptation Fund, which is expected to amount to between Ps. 8 trillion and Ps. 10 trillion, may come from the sale of up to 10% of Ecopetrol’s total shares held by the Government. To enable this sale, the Government will present a draft law during the second half of 2011 that will allow it to reduce its interest in Ecoptrol to 70%.

Internal security

In recent years, violence and terrorism by guerilla organizations generally have shown a decreasing trend. Incidents of homicides decreased from 17,479 in 2006, to 17,198 in 2007, to 16,140 in 2008, to 15,817 in 2009 and further to 15,459 in 2010. Incidents of kidnapping decreased from 687 in 2006, to 521 in 2007, to 437 in 2008 and further to 213 in 2009, but increased to 282 in 2010. Incidents of terrorism decreased from 646 in 2006 to 387 in 2007, increased to 486 in 2008 and to 489 in 2009 and decreased to 412 in 2010. In April 2011, the Government announced that for the twelve-month period ended March 31, 2011, homicides decreased 2.3%, kidnapping increased 38.8% and incidents of terrorism decreased 2.8% as compared to the corresponding twelve-month period ended March 31, 2010. For the three-month period ended March 31, 2011, homicides decreased 3.1%, kidnapping increased 21.4% and incidents of terrorism decreased 15.2%, compared to the corresponding period in 2010.

Internal security issues continue to be a leading challenge faced by Colombia and there can be no assurance that the decrease in criminal activity will continue in the future.

Credit ratings

On March 16, 2011, Standard & Poor’s upgraded Colombia’s foreign currency issuer credit rating to BBB from BB+ and stated that its outlook is stable. A Standard & Poor’s “BBB” rating indicates that an obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. A Standard & Poor’s rating may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “stable” means that a rating is not likely to change; however, an outlook is not necessarily a precursor of a rating change.

On May 31, 2011, Moody’s upgraded Colombia’s foreign-currency government bond rating to Baa3 from Ba1 and stated that its outlook is Stable. For Moody’s, obligations rated “Baa” are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. The modifier 3 indicates a ranking in the lower end of the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing (contingent upon an event).

On June 22, 2011, Fitch upgraded Colombia’s long-term foreign currency debt rating from BB+ to BBB and changed its outlook from Positive to Stable. A Fitch “BBB” rating indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers plus (+) or minus (-) sign may be appended to a rating to denote relative status within major rating categories. A Fitch outlook indicates the direction in which a rating is likely to move over a one- to two-year period. Outlooks may be Positive, Stable or Negative. A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “Stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Colombia’s current ratings and the rating outlooks currently assigned to Colombia are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Colombia. Any adverse change in Colombia´s credit ratings could adversely affect the trading price for the bonds. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

Ratings are important to our ability to obtain financing that we need on terms that are favorable to us. Colombia has no control over ratings and the decision to change a rating may have an adverse impact on our funding.

Economy

Gross domestic product

According to preliminary figures, real GDP grew approximately 6.7% in 2006, 6.9% in 2007, 3.5% in 2008, 1.5% in 2009 and 4.3% in 2010. Preliminary figures indicate that real GDP grew approximately 5.1 % during the first quarter of 2011.

During the first quarter of 2011, the sectors that experienced the greatest real growth were mining (9.4%), agriculture, livestock, fishing, forestry and hunting (7.8%), retail, restaurants and hotels (6.7%), transportation, storage and communications (5.2%) and manufacturing (5.1%) . The sector that experienced the greatest decrease in real growth was construction (-4.5%).

During 2010, the sectors that experienced the greatest increase in real growth were mining (11.1%), retail, restaurants and hotels (6.0%) and manufacturing industry (4.9%). The only sector that experienced a decrease in real growth was agriculture, livestock, fishing, forestry and hunting (-0.03%).

The Government’s current estimate for real GDP growth in 2011 is 5.0%.

Employment and labor

The following table presents national monthly average rates of unemployment for January 2008 through May 2011, according to the most recent methodology adopted by the DANE.

National Monthly Unemployment Rates

	2008	2009	2010	2011
January	13.1%	14.2%	14.6%	13.5%
February	12.0	12.5	12.6	12.8
March	11.2	12.0	11.8	10.8
April	11.1	12.1	12.2	11.2
May	10.8	11.7	12.1	11.3
June	11.2	11.4	11.6	n/a
July	12.1	12.6	12.6	n/a
August	11.2	11.7	11.2	n/a
September	11.0	12.2	10.6	n/a
October	10.1	11.5	10.2	n/a
November	10.8	11.1	10.8	n/a
December	10.6	11.3	11.1	n/a

n/a: Not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a U.S. $9,032 million deficit in 2010, compared to a U.S. $5,157 million deficit for 2009. The increase in the current account deficit was mainly due to an increase in imports of consumer goods and intermediate goods and in the increase of income outflows. Income outflows increased primarily due to higher remittances of profits and dividends by foreign companies in Colombia to their head offices abroad. For 2010, the capital account registered a U.S. $11,948 million surplus, compared to a U.S. $6,254 million surplus for 2009. This increase was mainly caused by an increase in net loans as a result of the increase in external indebtedness of private sector for investing abroad.

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $1,980 million for the first quarter of 2011, compared to a deficit of U.S. $1,278 million for the same period in 2010. The capital account registered a surplus of U.S. $3,096 million for the first quarter of 2011, compared to a U.S. $1,554 million surplus for the same period in 2010.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended December 31,				For the First Quarter Ended March 31,
	2009(2)		2010(2)		2010		2011
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S. $	10,254	U.S. $	16,483	U.S. $	3,651	U.S. $	5,932
Coffee		1,543		1,884		409		832
Coal		5,416		6,015		1,378		1,788
Nickel		726		967		196		214
Gold and emeralds(3)		1,625		2,204		492		564
Non traditional(4)		12,999		11,993		2,956		3,184

Total Exports		32,563		39,546		9,082		12,514
Imports (FOB)
Consumer Goods		6,098		8,169		1,623		2,149
Intermediate Goods		12,113		15,798		3,468		4,816
Capital Goods		12,300		13,541		3,054		4,367

Total Imports (FOB)		30,510		37,508		8,145		11,332
Special Trade Operations (Net)(5)		493		112		152		(31)
Trade Balance		2,053		2,038		937		1,181
Services (Net)(6)
Inflow		4,202		4,446		1,037		1,174
Outflow		7,030		7,986		1,684		2,084

		(2,827)		(3,540)		(647)		(910)

Income (Net)(7)
Inflow		1,289		1,370		327		406
Outflow		10,777		13,487		2,992		3,750

		(9,488)		(12,117)		(2,665)		(3,344)
Transfers (Net)		4,613		4,475		945		1,123

Total Current Account		(5,157)		(9,032)		(1,278)		(1,980)

	For the Year Ended December 31,				For the First Quarter Ended March 31,
	2009(2)		2010(2)		2010		2011
	(in millions of U.S. dollars)
Capital Account
Foreign Direct Investment (Net)(8)		4,049		203		1,489		2,194
Portfolio Investment (Net)(9)		1,867		1,495		(609)		891
Loans (Net)(10)		147		9,373		286		385
Commercial Credits (Net)		(549)		291		(7)		197
Leasing (Net)(10)		727		1		64		298
Other (Net)(10)		22		594		331		(868)
Other Long Term Financing		(8)		(8)		0		0
Special Capital Flows (Net)(11)		0		0		0		0

Total Capital Account		6,254		11,948		1,554		3,096
Errors and Omissions		249		220		71		100

Change in Gross International Reserves	U.S. $	1,347	U.S. $	3,136	U.S. $	347	U.S. $	1,216

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	These amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Exports of goods increased by 21.4% from U.S. $32.6 billion in 2009 to U.S. $39.5 billion in 2010 mainly due to an increase in the export of oil and its derivatives. In 2009, oil and its derivatives contributed 31.5% of total exports, coal contributed 16.6% of total exports, coffee contributed 4.7% of total exports, nickel contributed 2.2% of total exports, gold and emeralds contributed 2.8% of total exports and nontraditional exports contributed 44.9% of total exports. In 2010, oil and its derivatives contributed 41.7% of total exports, coal contributed 15.2% of total exports, coffee contributed 4.8% of total exports, nickel contributed 2.4% of total exports, gold and emeralds contributed 5.0% of total exports and nontraditional exports contributed 35.9% of total exports. Imports (FOB) grew by 23.0% from U.S. $30.5 billion in 2009 to U.S. $37.5 billion in 2010 mainly due to an increase in the import of intermediate goods. In 2010, imports of consumer goods increased by 34.0%, imports of intermediate goods increased by 30.4% and imports of capital goods increased by 10.2%. In 2009, consumer goods contributed 20.0% of total imports, intermediate goods accounted for 39.7% of total imports and capital goods contributed 40.3% of total imports. In 2010, consumer goods contributed 21.8% of total imports, intermediate goods accounted for 42.1% of total imports and capital goods contributed 36.1% of total imports.

Net foreign direct investment decreased from U.S. $4.0 billion in 2009 to U.S. $256 million in 2010 mainly due to an increase of U.S. $3.4 billion in Colombian investments abroad.

On December 22, 2010, the U.S. Congress approved an extension of six weeks of the Andean Trade Preference Act (ATPDEA) until February 12, 2011. Following the expiration of the ATPDEA, the Colombian Government has been concentrating its efforts on obtaining final approval for the free trade agreement by the U.S. Congress after having obtained approval by the Colombian Congress in June 2007. In April 2011, Colombia developed a “Plan Nacional de Acción” or “National Plan of Action” that contains provisions to address issues raised by the U.S. Congress relating to, among others, worker protections and workers’ rights.

On April 9, 2011, in the context of the withdrawal of Venezuela from the Andean Community of Nations effective April 21, 2011, the presidents of Colombia and Venezuela agreed to maintain the status quo regarding tariffs and free trade under the Andean Community of Nations for an additional three months beginning on April 21, 2011 with an option to renew the agreement for another three-month period thereafter until the negotiation teams of both countries conclude a new trade agreement.

Monetary System

Financial sector

At April 30, 2011, Colombia’s financial sector had a total gross loan portfolio of Ps. 186.6 trillion, compared to Ps. 137.6 trillion at April 30, 2010. Past-due loans totaled Ps. 5.74 trillion at April 30, 2011, as compared to Ps. 6.04 trillion at April 30, 2010, a decrease of 5.26%. Past-due loans were 3.08% of total loans at April 30, 2011, as compared to 4.49% at April 30, 2010. Provisions covering past-due loans increased from 123.4% at April 30, 2010 to 157.3% at April 30, 2011.

The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 14.32% of risk-weighted assets at April 30, 2010, to 14.47% at April 30, 2011. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 159.8 trillion at April 30, 2010 to Ps. 203.9 trillion at April 30, 2011.

The following table shows the results of the financial sector as of, and for the twelve-month period ended, April 30, 2011:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the twelve-month period ended, April 30, 2011)

	Assets		Liabilities		Net Worth		Earnings/(Losses)
Banks	Ps	. 260,646,399	Ps	. 226,369,015	Ps	. 34,277,383	Ps	. 2,014,364
Non Banking Financial Institutions(1)		27, 656,103		21,049,909		6,606,195		601,310
Special State-Owned Institutions(2)		34,816,054		29,099,536		5,716,517		135,826

Total(3)	Ps	. 323,118,556	Ps	. 276,518,460	Ps	. 46,600,096	Ps	. 2,751,500

Totals may differ due to rounding.

1.	Includes Financial Corporations, Commercial Financing Companies and Coopcentral.
2.	Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).
3.	Does not include Special State-Owned Institutions, according to a methodology adopted in 2005.
Source:	Financial Superintendency.

Interest rates and inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) at May 31, 2011 was 3.9%, as compared to 3.6% at May 31, 2010. The average DTF decreased to 3.7% in December 31, 2010, as compared to 6.2% in December 31, 2009.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2010 was 3.2%, as compared to 2.0% in 2009. The CPI at May 31, 2011 was 3.0%, as compared to 2.1% at May 31, 2010.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2010 was 4.4%, as compared to

-2.2% for 2009. The PPI at May 31, 2011 was 4.8%, as compared to 1.3% at May 31, 2010.

The following table sets forth changes in the CPI, the PPI and average 90-day DTF for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2008
January	6.0	2.2	9.1
February	6.4	3.9	9.3
March	5.9	3.4	9.6
April	5.7	3.8	9.8
May	6.4	5.4	9.6
June	7.2	8.0	9.8
July	7.5	9.6	9.6
August	7.9	9.0	10.0
September	7.6	9.8	9.9
October	7.9	11.8	10.0
November	7.7	10.9	10.1
December	7.7	9.0	10.1

2009(3)
January	7.2	6.2	9.7
February	6.5	6.2	9.0
March	6.1	6.8	8.2
April	5.7	6.6	7.1
May	4.8	5.3	6.2
June	3.8	2.7	5.5
July	3.3	1.4	5.2
August	3.1	1.0	5.1
September	3.2	-1.5	4.9
October	2.7	-4.1	4.4
November	2.4	-3.9	4.4
December	2.0	-2.2	4.1

2010
January	2.1	0.5	4.0
February	2.1	-0.4	4.0
March	1.8	-0.2	3.9
April	2.0	0.3	3.9
May	2.1	1.3	3.6
June	2.3	2.1	3.5
July	2.2	1.8	3.5
August	2.3	2.0	3.5
September	2.3	2.3	3.5
October	2.3	2.7	3.5
November	2.6	3.7	3.4
December	3.2	4.4	3.5

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2011
January	3.4	4.3	3.5
February	3.2	4.6	3.5
March	3.2	4.9	3.6
April	2.8	4.7	3.7
May	3.0	4.8	3.9

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the DTF, as calculated by the Financial Superintendency.
(3)	Beginning January 2009, the CPI has been measured using December 2008 as the base figure.
Sources:	DANE and Banco de la República.

On February 25, 2011, in order to control the increase in inflationary expectations and taking into consideration the acceleration of domestic demand and credit variables, Banco de la República decided to gradually retire the monetary stimulus to the economy through the increases in the discount rate. Thus, through five increases of 25 basis points each on February 25, March 18, April 29, May 30 and June 17, 2011, the discount rate has been increased from 3.0% to 4.25% during the course of 2011.

Foreign exchange rates and international reserves

Exchange rates. On May 31, 2011, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 1,817.34 = U.S. $1.00, as compared to Ps. 1,971.55 = U.S. $1.00 on May 31, 2010. In 2010, the Representative Market Rate reached a high of Ps. 2,044.23 = U.S. $1.00 on January 4, 2010 and a low of Ps. 1,786.20 = U.S. $1.00 on October 8, 2010. For the first five months of 2011, the representative market rate reached a high of Ps. 1,916.05 = U.S. $1.00 on March 3, 2011 and a low of Ps. 1,763, 12 = U.S. $1.00 on May 7, 2011.

International reserves. At May 31, 2011, net international reserves were U.S. $30.8 billion. Net international reserves increased from U.S. $25.4 billion at December 31, 2009 to U.S. $28.5 billion at December 31, 2010. Between January 2010 and December 2010, Banco de la República intervened in the market through the net purchase of U.S. $3.0 billion to control volatility. During the first five months of 2011, Banco de la República intervened in the market through the net purchase of U.S. $2.0 billion through direct purchase auctions. At May 31, 2011, Banco de la República decided to extend its program of accumulating international reserves through daily purchases of at least U.S. $20 million until at least September 30, 2011.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and National Treasury is allowed to perform, among other measures, derivatives operations that consist of swaps and forwards over foreign exchange. As of June 14, 2011, the General Directorate of Public Credit and National Treasury had U.S. $95 million outstanding net bought position in forward contracts.

Public Sector Finance

General

According to preliminary figures, for the year ended December 31, 2010, the Central Government fiscal deficit decreased to 3.8% of GDP, compared to a deficit of 4.1% of GDP in 2009. According to preliminary figures, the non-financial public sector balance in 2010 was a deficit of 3.1% of GDP, compared to a deficit of 2.4% of GDP in 2009.

The principal public sector finance statistics for 2010 and 2011 are as follows:

Principal Public Sector Finances Statistics (% of GDP)

	Budget 2010(1)	Actual 2010(2)	Budget 2011(1)(2)
Non-financial Public Sector Balance	(3.0)%	(3.1)%	(3.5)%
Central Government	(3.7)	(3.8)	(4.0)
Other Public Sector Entities	0.8	0.7	0.5
Central Bank Balance	0.0	0.0	0.0
FOGAFIN Balance	0.2	0.1	0.1
Financial Sector Restructuring Costs	(0.1)	(0.1)	0.0
Statistical Discrepancies	0.0	(0.2)	0.0
Consolidated Public Sector Balance	(2.9)	(3.2)	(3.4)

Totals may differ due to rounding.

(1)	Preliminary figures.
(2)	Figures revised in connection with the release of the revision of the Medium Term Fiscal Plan 2011 on June 15, 2011. The Medium Term Fiscal Plan is a document submitted to Congress every year in accordance with Law 819 of 2003 and sets out the Government’s targets for the public sector balances, among others.

The following table shows the principal budget assumptions for 2011 revised as of May 25, 2011.

Principal 2011 Budget Assumptions(1)

2011 Budget Assumptions
Gross Domestic Product
Nominal GDP (in billions of pesos)	Ps. 603,092
Real GDP Growth	5.0%
Inflation
Domestic Inflation (producer price index)(2)	3.0%
Domestic Inflation (consumer price index)(2)	3.0%
External Inflation(3)	9.4%
Real Devaluation (average)	9.0%
Interest Rates
Prime (United States)	2.7%
LIBOR (six month)	0.6%
Export Prices(3)
Coffee (ex-dock) ($/lb.)	2.90
Oil ($/barrel) (Cusiana)	96.70
Coal ($/ton)	100.00
Ferronickel ($/lb.)	4.07

(1)	Figures calculated by CONFIS as of May 25, 2011.
(2)	End of period. Calculated using the projected change in the consumer price index and producer price index for 2010.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2011. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Flexible credit line with the IMF

On March 6, 2011, the IMF’s Executive Board approved a two-year Flexible Credit Line arrangement of U.S. $6.2 billion, a successor facility to the one-year Flexible Credit Line arrangement of U.S. $3.5 billion approved in May 2010. Colombia has not drawn on the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP decreased from 36.0% in 2006, to 32.4% in 2007, to 31.7% in 2008, but increased to 34.5% in 2009 and 35.3% in 2010.

Public sector internal debt

As of April 30, 2011, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 149.7 trillion, compared to Ps. 139.6 trillion at December 31, 2010. The following table shows the direct internal funded debt of the Central Government at April 30, 2011 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At April 30, 2011 (in millions of pesos)
Treasury Bonds	Ps. 134,959,026
Pension Bonds	9,019,708
Titulos de Reduccion de Deuda (TRD)	3,628,345
Peace Bonds	54,846
Constant Value Bonds	1,737,63
Others(1)	295,587
Security Bonds	4,154

Total	Ps	. 149,698,995

Total may differ due to rounding.

(1)	Includes other assumed debt.
Source:	Deputy Directorate of Risk—Ministry of Finance and Public Credit.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 6.5 trillion (U.S. $3.7 billion) at June 10, 2011.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor.

Public Sector External Funded Debt

by Type(1)

	At December 31, 2010		At April 30, 2011
	(in millions of U.S. dollars)
Central Government	U.S. $	30,987	U.S. $	31,407
Public Entities(2)
Guaranteed		1,897		1,910
Non-Guaranteed		5,369		6,265

Total External Funded Debt	U.S. $	38,253	U.S. $	39,582

1.	Provisional, subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2010 and April 30, 2011, respectively. Debt with an original maturity of more than one year and excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source:	Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2010		At April 30, 2011
	(in millions of U.S. dollars)
Multilaterals	U.S. $	15,518	U.S. $	15,630
IADB		6,492		6,518
World Bank		7,556		7,681
Others		1,470		1,431
Commercial Banks		824		862
Export Credit Institutions		114		114
Bonds		20,108		21,150
Foreign Governments		1,673		1,811
Suppliers		16		15

Total	U.S. $	38,253	U.S. $	39,582

Total may differ due to rounding.

(1)	Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2010 and April 30, 2011, respectively. Excludes debt with resident financial institutions.
Source:	Debt Registry Office-Ministry of Finance.

At February 28, 2011, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $560 million.

On July 5, 2011, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $2,000,000,000 aggregate principal amount of its 4.375% Global Bonds due 2021. The settlement for the offering is expected to occur on July 12, 2011.